SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Fitch Ratings (Fitch) entitled “Fitch Affirms PLDT’s Ratings”.	6

Exhibit 1

October 8, 2008

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Affirms PLDT’s Ratings”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

October 8, 2008

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Affirms PLDT’s Ratings”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 8, 2008

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Fitch Ratings (Fitch) entitled “Fitch Affirms PLDT’s Ratings”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: October 8, 2008

Exhibit 1

Fitch Affirms PLDT’s Ratings

Fitch Ratings-Singapore - 7 October 2008: Fitch Ratings has today affirmed Philippine Long Distance Telephone Company’s (PLDT) Long-term foreign and local currency Issuer Default Ratings (IDR) at ‘BB+’ and ‘BBB’ respectively, and its National Long-term rating at ‘AAA(phl)’. The rating Outlook is Stable. Also, PLDT’s global bonds and senior notes have been affirmed at ‘BB+’.

PLDT’s ratings reflect its position as the Philippines’ incumbent operator, with diversified and integrated operations across fixed-line services, cellular services, wired and wireless broadband services, and internet services, as well as a growing presence in the call-centre and business process outsourcing space. The group’s consolidated profile is heavily influenced by its cellular segment, which accounted for 61% of revenue and 67% of EBITDA in H108. Subsidiaries Smart Communications Inc. and Pilipino Telephone Corporation reported an aggregate 33.2 million subscribers at end-June 2008, representing a subscriber market share of 54% and a revenue market share of around 58.5%. With penetration of Subscriber Identity Modules (SIMs) having reached about 68% at H108 (multiple SIM ownership counted), the cellular market is approaching maturity in terms of the addressable market, and future growth is expected to remain modest. Nonetheless, the market remains intensely competitive, with third operator Digitel having recently become more aggressive in terms of network expansion and promotional activity.

As the incumbent, PLDT also enjoys a leading share of local exchange subscribers (around 60%) and dominant share (over 70%) of the nascent broadband market. Fixed-line is expected to remain an important contributor to group earnings and cash-flow over the medium term, with strong demand for enterprise and consumer data services helping to mitigate mobile and VoIP substitution pressures on traditional fixed-voice.

PLDT is well-positioned to capitalise on growth opportunities in consumer broadband and business process outsourcing (BPO), which could help offset slowing growth in its core segments. So far, the company has managed to capture the major share of broadband growth, owing to its ubiquitous network presence. The focus is increasingly on wireless broadband rather than DSL, given comparatively lower rollout costs and ease of deployment. On the BPO front, near-term prospects for ePLDT appear challenging in view of weak macro-economic conditions in the United States and pressure on manpower costs owing to increased competition for BPO talent; however longer-term prospects appear promising. The company remains focused on solidifying its existing BPO verticals, whilst continuing to evaluate further acquisition opportunities.

PLDT’s estimated capex requirements for FY08 are moderate at PHP28.5bn. Capital intensity is expected to remain moderate over the next two to three years as well, with incremental spends mainly towards wireless broadband and next-generation network expansion. The group’s highly cash-generative operations and moderate capital intensity have facilitated increased shareholder returns in recent years, thus far without impairment to its financial profile.

Exhibit 1

In November 2007, PLDT obtained consent from its bondholders to amend certain applicable limitations on dividends, shareholder distributions and restricted payments, which has afforded the company higher capacity for dividend payments and capital management initiatives. Subsequently, in January 2008, PLDT’s board approved a share buy-back program for up to 2 million common shares, and in August 2008 approved a follow-on program for another 2 million. By end-September 2008, the group had acquired 1,773,580 million shares for a total cost of PHP 4.5 billion. The group remains committed to a dividend policy to pay out 70% of recurring earnings and continues to follow a “look-back approach”, to distribute additional shareholder returns in the event that excess cash is not utilised for business acquisitions.

During FY07, the group reduced bank and capital market debt by around USD184m, leading net adjusted leverage (defined as total adjusted debt net of cash by Operating EBITDAR) to improve to 0.5x from 0.9x the previous year. Total indebtedness rose slightly in H108, with PLDT’s drawdown of a USD100mn five-year term loan and Smart’s drawdown of a USD50mn five-year term loan, both from Nordeutsche Landesbank. Nonetheless, net adjusted leverage remained stable at 0.5x in H108, as the rise in indebtedness was offset by growth in EBITDAR.

The Stable Outlook reflects the expectation that PLDT will sustain its leading market positions in the telecoms space, and maintain its sound financial profile despite increasing shareholder distributions. Future rating action would likely result from various factors, including PLDT’s policies regarding shareholder returns and the extent of debt-funded acquisitions/investments. In terms of its foreign currency IDR, PLDT remains constrained by the country ceiling of the Republic of the Philippines, which is currently ‘BB+’. The National rating of ‘AAA(phl)’ incorporates all the above factors and is indicative of PLDT’s relative credit strength among all Philippine companies.

Contacts: Priya Gupta, Singapore, +65 6884 5085/ priya.gupta@fitchratings.com; Vicky Melbourne, Sydney, +61 2 8256 0325 / vicky.melbourne@fitchratings.com.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 8, 2008